Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six-month periods ended June 30, 2023 and 2022. Unless otherwise specified herein, references to the “Company”, “FG”, “we” or “our” shall include Forafric Global PLC (NASDAQ: AFRI) and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim condensed consolidated financial statements as at June 30, 2023 and for the six-month periods ended June 30, 2023 and 2022, and the accompanying notes thereto, included elsewhere in this report. For additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form 20-F, which includes the consolidated audited financial statements for the year ended December 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2023. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and in the Registration Statement, particularly in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Key Factors Affecting Our Performance

The key factors affecting the performance of our business, which are discussed in further detail below, are cost of raw materials, industrial costs and the average selling price of our product, which is based on the price of flour and bran.

Bran is between 20% to 25% of the production of finished products. We have no control over the price of these items.

We do not believe we have a significant impact on the price of our finished products.

The War in Ukraine

On February 24, 2022, Russia launched an invasion in Ukraine. Thus far, the invasion has dramatically reduced the quantity of wheat available on the international market and may continue to disrupt or depress wheat harvests in Ukraine and Ukraine’s ability to export wheat. In addition, as a consequence of the Russian invasion of Ukraine, the United States, the European Union and other countries have imposed sanctions against and penalties for doing business in Russia and with certain Russian-owned businesses. These sanctions may limit Russia’s ability to export wheat. Because Ukraine accounts for approximately 10% of the world’s wheat exports and Russia accounts for approximately 16% of the world’s wheat exports, the continuation of the war between Ukraine and Russia could continue to negatively impact the availability of wheat on the international market, which could in turn affect our ability to obtain raw materials or result in substantial increases in prices of raw materials, which could have a material adverse effect upon our business.

FG has not purchased, and has no contracts to purchase raw materials from either Ukraine or Russia in 2023. FG has also in recent years diversified its sources of supply, and purchases most of its raw materials from European countries, as well as Argentina and Brazil. The Company believes that as a result, it will have adequate sources of supply of raw materials for the remainder of the 2023 calendar year. Wheat prices have stopped rising in 2023 but remain very high. Soft wheat imports are still subsidized in Morocco and Durum prices remain upper 480 USD per ton versus 350 USD per ton in 2022. The Company has not determined at this time that there is a clear trend that prices will continue to increase in 2023. Moreover, because its products are staple food products, the Company believes it will be able to increase prices in other markets to offset currently anticipated changes in raw material and logistic costs in 2023.

Because the Company does not currently have any business operations in Russia and is not purchasing raw materials from suppliers in Russia in 2023, the sanctions regime imposed upon Russia does not currently directly impact the Company’s business.

Key Components of Results of Operations

Net sales, cost of goods sold and gross profit figures are calculated with the following method:

Net sales: Total consolidated sales;

Cost of goods sold: includes cost of raw materials, cost of freight, cost of foreign exchange and cost of improvements used in the production; and

Gross profit: the difference between net sales and cost of goods sold.

The key components of our results of operation are:

Price of raw materials, which is affected by many factors, including global and regional supply, which in turn is impacted by factors such as weather conditions, local planting decisions, crop failure, reduced harvests, governmental policies (including both tariffs and subsidies), and other agricultural conditions, as well as local, regional, and international demand. The price of raw materials almost doubled in 2021, when compared to 2020 because of bad weather conditions in Europe and Canada and because of the War in Ukraine, which dramatically reduced the quantity of wheat available on the international market. In 2023, the price of Soft Wheat decreased but is still higher than in 2020 and the imports are still subsidized by the Moroccan Government. The cost of wheat is almost 90% of the total cost in our business and therefore fluctuations in the price of wheat has a direct impact on our performance. This cost can be heavily affected by geopolitical situations. The cost of raw material also depends on freight cost and currency exchange rate fluctuations.

Industrial cost. The crushing cost is the second main factor affecting our performance. This cost includes equipment, labor and interest expense. To execute our business model, we have to maintain this cost below 30 USD per ton produced. To achieve this performance, we have to monitor energy, equipment usage, logistics, human resources and financial cost.

●	Cost of freight, which is impacted by shipping availability, international demand, labor shortages, strikes, regional conflicts, inadequate or obsolete port infrastructure and other factors.

●	Foreign exchange rates, which are continually fluctuating due to the economies and/or governmental policies of different countries.

●	Human resources productivity, which may be impacted by the training and skills of the available workforce, the nature of tools and facilities in place and availability of financial incentives.

●	Power consumption and costs, which may be affected by governmental policies, including green energy initiatives and the age and efficiency of existing and newly acquired facilities.

Our Results of Operations depend primarily on the cost of raw materials and on our industrial cost.

In our business, we import most of our raw materials from Europe, South America, the Black Sea region and Canada (for durum). Morocco produces some wheat, but the quality is generally not sufficient for industrial usage and therefore we have to mix it with the wheat we import. The variation of the cost of raw materials among these countries has a huge impact on our business and can explain the changes in the results of operation from period to period.

The main components of our industrial costs include human resources, cost of equipment, maintenance, power consumption and financial cost. We launched a successful restructuring plan in 2018 that reduced the industrial cost by 40% over the last three years. The main economy went from a large decrease of human resource cost (1200 employees in 2018 vs 700 employees in 2023) while we increased the crushing capacity by 350 tons per day and a large decrease of logistics cost (we outsourced our logistics).

Results of Operations

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

The following table presents our condensed unaudited interim consolidated results of operations for the six months ended June 30, 2023 and 2022:

	Six months ended June 30,
In thousands of USD	2023	2022	$ Change

Revenues	$145,616	$154,992	$(9,376)
Cost of sales	131,969	139,881	(7,912)
Gross profit	13,647	15,111	(1,464)
Operating expenses:
Selling, general and administrative expenses	15,024	14,696	328
Total operating expenses	15,024	14,696	328
Operating income	(1,377)	415	(1,792)
Other expense (income):
Interest income	(55)		(55)
Interest expense	6,529	4,857	1,672
Change in fair value of derivative	1,579	405	1,174
Foreign exchange loss	(1,500)	1,913	(3,413)
Total other expense	6,553	7,175	(622)
Loss before income taxes	(7,930)	(6,760)	(1,170)
Income tax expense	646	1,605	(959)
Net loss	$(8,576)	$(8,365)	$(211)

Net sales decreased 6.0% to $146.0 million for the six-month period ended June 30, 2023 compared to $155.0 million for the same period in 2022, due to decreased average selling price primarily on flour.

Cost of goods sold decreased 5.7% to $132 million for the six-month period ended June 30, 2023 compared to $139.9 million for the same period in 2022 as a result of higher volume of commodities acquired and decrease in the average global price of wheat in 2023 compared to 2022.

Gross profit decreased 9.7% to $13.7 million for the six-month period ended June 30, 2023 compared to $15.1 million for the same period in 2022, primarily driven by the volatility of prices of raw materials.

SG&A expenses were $15.0 million for the six-month period ended June 30, 2023 compared to $14.7 million for the same period in 2022, an increase of 2.2%. SG&A expenses increased for the six-months ended June 30, 2023 as a result of an increase the new costs in 2023 of the Public Company compared to 2022 when it was still privately owned.

Other income (expenses) – Other expenses decreased to $6.6 million for the six-month period ended June 30, 2023 compared to $7.2 million for the same period in 2022, a decrease of 8.7%, resulting from a decrease in forex exchange Loss.

Segments

The following table presents revenue and operating income by segment for the six months ended June 30, 2023 and 2022:

	Six Months Ended
	June 30,
	2023	2022
In thousands of USD
Sales to external customers:
Soft Wheat	$105,386	$115,856
Durum Wheat	25,347	22,316
Couscous & Pasta	14,883	16,820
Total	$145,616	$154,992
Direct operating income (loss):
Soft Wheat	(187)	2,884
Durum Wheat	(225)	(653)
Couscous & Pasta	(965)	(1,816)
Operating income	$(1,377)	$415

Net sales of soft wheat products decreased 9.0% to $105.4 million for the six-month period ended June 30, 2023 compared to $115.9 million for the same period in 2022, due to decreased selling prices primarily in Morocco.

Net sales of durum wheat products increased 13.6% to $25.3 million for the six-month period ended June 30, 2023 compared to $22.3 million for the same period in 2022, due to an increase in sales volume.

Net sales of couscous and pasta products decreased 11.5% to $14.9 million for the six-month period ended June 30, 2023 compared to $16.8 million for the same period in 2022, due to decreased selling prices in Morocco.

Liquidity and Capital Resources

Working Capital and Working Capital Facilities. Working capital deficits were $118.1 million and $94.6 million at June 30, 2023 and December 31, 2022, respectively.

FG has revolving working capital credit lines available in the amount of $51.0 million $48.0 million as of June 30, 2023 and December 31, 2022, respectively. As of June 30, 2023, FG had borrowed $50.4 million and had unused availability of $0.6 million under such credit lines. As of December 31, 2022, FG had borrowed $47.0 million and had unused availability of $1.0 million under such credit lines. FG has also entered into credit agreements for asset-based credit facilities in order to fund wheat raw material purchases (“Wheat Credit Facilities”). The Wheat Credit Facilities provide the ability to borrow funds under consolidated lines of credit of up to approximately $166.0 million as of June 30, 2022 and $148.0 million as of December 31, 2022. The Wheat Credit Facilities are secured by the Company’s inventory. The Wheat Credit Facilities must be renewed on a semi-annual basis. As of June 30, 2023, FG had borrowed $139.7 million under the Wheat Credit Facilities, with unused availability of approximately $26.3 million. As of December 31, 2022, FG had borrowed $137.4 million under the Wheat Credit Facilities, with unused availability of approximately $10.6 million.

As of June 30, 2022, FG has, in addition to its obligations under the working capital credit lines and the Wheat Credit Facilities, $3.5 million in lease obligations. FG believes it has sufficient capital available to it to fulfill such obligations.

Cash and Cash Equivalents - Cash and cash equivalents were $25.2 million and $24.8 million at June 30, 2023 and December 31, 2022, respectively. Cash balances are managed in accordance with our investment policy, the objectives of which are to preserve the principal value of our cash assets, maintain a high degree of liquidity and deliver competitive returns subject to prevailing market conditions.

Trade accounts receivable, net - Trade accounts receivable, net was $30.4 million and $30.9 million at June 30, 2023 and December 31, 2022, respectively.

Inventories - Inventories were $66.5 million and $27.2 million at June 30, 2023 and December 31, 2022, respectively.

FG incurred losses and had an accumulated deficit of $111.3 and $102.7 at June 30, 2023 and December 31, 2022, respectively. Historically, FG’s primary sources of liquidity have been cash and cash equivalents, cash flows from operations, and cash flows from financing activities, including funding under credit agreements.

We believe that cash on hand, as well as proceeds from anticipated debt offerings will provide sufficient liquidity to fund operations for at least one year after the date the financial statements are issued. However, there is no assurance that future funding will be available if and when required or on terms acceptable to FG. This projection is based on our current expectations regarding product sales, cost structure, cash burn rate and other operating assumptions.

COMMITMENTS AND CONTINGENCIES

FG has commitments with banks to finance its operating activities. FG has provided collateral and mortgages to banks of $25,464, as of June 30, 2023 and December 31, 2022. From time to time, FG is involved in litigation incidental to the conduct of its business. These matters may relate to employment and labor claims, patent and intellectual property claims, claims of alleged non-compliance with contract provisions and claims related to alleged violations of laws and regulations. When applicable, FG records accruals for contingencies when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. Defense costs are expensed as incurred and are included in professional fees. While the outcome of lawsuits and other proceedings against FG cannot be predicted with certainty, in the opinion of management, individually or in the aggregate, no such lawsuits and other proceedings had or are expected to have a material effect on the consolidated financial statements in 2023 and 2022. As of the six months ended June 30, 2023, there were no lawsuits or other proceedings commenced against FG, that in the opinion of management, individually or in the aggregate, had or are expected to have a material effect on the consolidated financial statements of FG as of such date, and, no such lawsuits and other proceedings had or are expected to have a material effect on the consolidated financial statements.

Critical Accounting Policies and Estimates

As disclosed in Note 2, the significant accounting policies used in preparing the condensed consolidated financial statements were applied on a basis consistent with those reflected in our consolidated financial statements that are included in the annual report on Form 20-F for the year ended December 31, 2022 that was filed with the SEC on May 1, 2023. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

Revenue Recognition – FG follows a policy of recognizing revenue at a single point in time when it satisfies its performance obligation by transferring control over a product or service to a customer. The majority of FG’s contracts with customers have one performance obligation and a contract duration of one year or less. FG applies the practical expedient in Accounting Standards Codification (“ASC”) paragraph 606-10-50-14 of ASC Topic 606, Revenue from Contracts with Customers and does not disclose information about remaining performance obligations that have original expected durations of one year or less. Trade discounts or volume rebates are recognized as a deduction in revenue. No payment terms beyond one year are granted at contract inception.

Revenue related to the sale of goods and equipment is measured based on consideration specified in a contract with a customer. FG recognizes revenue from these contracts at a point in time when it satisfies a performance obligation by transferring control of a product to a customer, generally when legal title and risks and rewards transfer to the customer. Sales terms typically provide for transfer of title at the time and point of delivery and acceptance of the product being sold.

Amounts received from customers prior to revenue recognition on a contract are recorded as contract liabilities on the consolidated balance sheets.

Shipping and Handling Costs – Shipping and handling costs related to contracts with customers for the sale of goods are accounted for as a fulfillment activity and are included in cost of sales. Accordingly, amounts billed to customers for such costs are included as a component of revenues.

Taxes Collected from Customers and Remitted to Governmental Authorities – FG does not include taxes assessed by governmental authorities that are (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers, in the measurement of transactions prices or as a component of revenues and cost of sales.

Accounts Receivable and Allowances for Credit Losses – We provide credit terms to customers in-line with industry standards, perform ongoing credit evaluations of our customers, and maintain allowances for potential credit losses based on historical experience recorded. We analyze the aging of customer accounts, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment patterns when evaluating the adequacy of the allowance for credit losses. Customer balances are written off after all collection efforts are exhausted. Estimated product returns, which have not been material, are deducted from sales at the time of shipment.

Other Receivables – Other receivables include government subsidies for the production and sale of flour. The Moroccan government provides a fixed subsidy based on production and customer. Subsidies are paid by the Moroccan government twice a year based on sales of flour for the previous six months. The Company records the flour subsidies as a credit against the related costs, that the subsidies were intended to offset, in the same periods that the costs were incurred within the consolidated statement of operations.

Income Taxes – The provision for income taxes includes income taxes currently payable in Morocco and local jurisdictions, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. We account for uncertain tax positions using a “more-likely-than-not” threshold. A tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position, or the statute of limitations concerning such issues lapses.

Foreign Currency Translation and Transactions FG’s functional currency is the Moroccan dirham, and its presentation currency is the United States Dollar (“USD”). The functional currency is translated into U.S. dollars for balance sheet accounts using currency exchange rates in effect as of the balance sheet date, and for revenue and expense accounts using a weighted-average exchange rate during the fiscal year. The transactions in foreign currency (that is a different currency than the functional currency of the entity) are converted at the exchange rate prevailing to the date of the transaction. The assets and liabilities denominated in foreign currencies are evaluated in the current period on the date of the closing or at the opening rate, when applicable. The translation adjustments are deferred as a separate component of equity in Accumulated other comprehensive income. Gains or losses resulting from transactions denominated in foreign currencies and intercompany debt that is not of a long-term investment nature are included in (Gain) loss on foreign currency exchange in the consolidated statements of operations and comprehensive income (loss).

Foreign currency forward contracts –The Company is exposed to foreign currency exchange rate fluctuations in the normal course of its business, which the Company at times manages through the use of foreign currency forward contracts. The Company has entered into foreign currency forward contracts and accounts for these instruments in accordance with ASC Topic 815, “Derivatives and Hedging,” which establishes accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet as either an asset or liability measured at fair value. The Company’s foreign currency contracts are not designated as hedging instruments under ASC 815; accordingly, changes in the fair value are recorded in current period earnings.

Share-Based Compensation - Share-based awards principally comprise of stock options and cash-settled stock options, referred to as “phantom options”. Share-based awards are generally issued to certain senior management personnel. Share-based compensation cost (other than phantom options) is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is the vesting period, on a straight-line basis. Our phantom options are accounted for as liability awards and are re-measured at fair value each reporting period with compensation expense being recognized over the requisite service period.

The Company uses the Black-Scholes option pricing model to determine the grant date fair value of its stock options and phantom options, respectively, as well as the fair value at each reporting period for liability classified awards. This model requires the Company to estimate the expected volatility and the expected term of the stock options, which are highly complex and subjective variables. The Company uses an expected volatility of its stock price during the expected life of the options that is based on the historical performance of the Company’s stock price as well as including an estimate using similar companies. The expected term is computed using the simplified method as the Company’s best estimate given its lack of actual exercise history. The Company has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected exercise term of the stock option. The inputs to the valuation of phantom options are observable in the market, and as such are classified as Level 2 in the fair value hierarchy. The Company accounts for forfeitures of share-based awards as the occur.

Inventories - Inventories are stated at the lower of cost or net realizable value. FG ‘s inventory is valued using the weighted average cost method. The costs of finished goods inventories include raw materials, labor, and overhead costs.

Property, Plant, and Equipment - Property, plant, and equipment are stated at acquisition cost, plus capitalized interest on borrowings during the actual construction period of major capital projects. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets as follows:

Assets	Useful Lives
Buildings	39 years
Machinery and equipment (technical installations)	30-50 years
Other assets	5-30 years

Building improvements are depreciated over the shorter of the estimated useful life of the assets or the remaining useful life. Leasehold improvements are amortized over the shorter of their useful life or remaining lease term. Expenditures for repairs and maintenance, which do not improve or extend the life of the assets, are expensed as incurred.

We perform impairment tests when circumstances indicate that the carrying value of an asset may not be recoverable. Indicators of impairment include deteriorations in operating cash flows, the anticipated sale or disposal of an asset group, and other significant changes in business conditions. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. FG’s assessment of recoverability of property, plant and equipment is performed on a reporting unit level. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such asset to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of such asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value, less estimated costs to sell.

Goodwill and Other Intangible Assets - Identifiable intangible assets with finite lives are amortized over their estimated useful lives as follows:

Assets	Useful Lives
Trademarks	Indefinite
Customer relationships	20 years
Patents and licenses	5-10 years
Computer software	5-10 years
Other intangible assets	3-10 years

Recognized intangible assets, exclusive of goodwill, are amortized over the useful lives of the assets unless that life is determined to be indefinite. All of our intangible assets, exclusive of goodwill, are finite lived. All amortization expense related to intangible assets is recorded in selling, general, and administrative expense in the consolidated statements of operations. Intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is generally based on discounted future cash flows.

Goodwill is evaluated annually in the fourth quarter or more frequently, if events or changes in circumstances require an interim assessment. We assess goodwill for impairment (as of December 31) at the reporting unit level using income and market approaches, employing significant assumptions regarding growth, discount rates, and profitability at each reporting unit. Our estimates under the income approach are determined based on a discounted cash flow model. The market approach uses a market multiple methodologies employing earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and applies a range of multiples to those amounts in determining the indicated fair value. In determining the multiples used in this approach, we obtain the multiples for selected peer companies using the most recent publicly available information. In determining the indicated fair value of each reporting unit, FG concludes based on the income approach, and uses the market approach to corroborate, as FG believes the income approach is the most reliable indicator of the fair value of the reporting units. The resulting value is then compared to the carrying value of each reporting unit to determine if impairment is necessary.

Recent Accounting Pronouncements

No accounting pronouncements issued or effective during the six months ended June 30, 2023 has had or is expected to have a material impact on the condensed consolidated financial statements.